Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS

16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated March 27, 2007 (this “Supplement”), supplements and amends the Prospectus, dated February 28, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

Coleman Cable, Inc. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF COLEMAN
December 31, 2006, 2005 and 2004

All Schedules are omitted because they are not applicable, not required or because the required information is included in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coleman Cable, Inc.

We have audited the accompanying consolidated balance sheets of Coleman Cable, Inc., and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coleman Cable, Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Chicago, Illinois
March 19, 2007

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2005	2006
	(Thousands, except per share data)

NET SALES	$285,792	$346,181	$423,358
COST OF GOODS SOLD	240,260	292,755	341,642

GROSS PROFIT	45,532	53,426	81,716
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	26,475	25,654	31,760
RESTRUCTURING CHARGES	(190)	—	1,396

OPERATING INCOME	19,247	27,772	48,560
INTEREST EXPENSE, NET	11,252	15,606	15,933
LOSS ON EARLY EXTINGUISHMENT OF DEBT	13,923	—	—
OTHER (INCOME), LOSS, NET	(13)	(1,267)	497

INCOME (LOSS) BEFORE INCOME TAXES	(5,915)	13,433	32,130
INCOME TAX EXPENSE	3,092	2,298	2,771

NET INCOME (LOSS)	$(9,007)	$11,135	$29,359

EARNINGS PER COMMON SHARE DATA
NET INCOME (LOSS) PER SHARE
Basic	$(0.76)	$0.87	$2.15
Diluted	(0.76)	0.87	2.15
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	11,795	12,749	13,637
Diluted	11,795	12,749	13,637
PRO FORMA DATA
PRO FORMA NET INCOME (LOSS)
Income (loss) before income taxes	$(5,915)	$13,433	$32,130
Pro forma income tax expense (benefit) (unaudited)	(2,362)	5,351	12,400

Pro forma net income (loss) (unaudited)	$(3,553)	$8,082	$19,730

PRO FORMA NET INCOME (LOSS) PER SHARE (UNAUDITED)
Basic	$(0.30)	$0.63	$1.45
Diluted	(0.30)	0.63	1.45

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
	(Thousands, except per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$58	$14,734
Accounts receivable, less allowance for uncollectible accounts of $1,876 and $2,092, respectively	58,840	62,318
Inventories, net	67,889	66,765
Deferred income taxes	206	2,136
Prepaid expenses and other current assets	2,890	2,739

Total current assets	129,883	148,692

PROPERTY, PLANT AND EQUIPMENT:
Land	579	579
Buildings and leasehold improvements	7,732	7,636
Machinery, fixtures and equipment	44,894	45,125

	53,205	53,340
Less accumulated depreciation and amortization	(28,889)	(31,762)
Construction in progress	948	244

Property, plant and equipment, net	25,264	21,822
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,651	60,638
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,590	4,593

TOTAL ASSETS	$221,388	$235,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$874	$936
Accounts payable	22,126	13,091
Accrued liabilities	16,776	19,582

Total current liabilities	39,776	33,609
LONG-TERM DEBT	168,426	121,571
DEFERRED INCOME TAXES	115	2,724
SHAREHOLDERS’ EQUITY:
Common stock, par value $0.001; 31,260 and 75,000 shares authorized, respectively; and 12,749 and 16,786 shares issued and outstanding, respectively	13	17
Additional paid-in capital	25,546	80,421
Accumulated deficit	(12,488)	(2,597)

Total shareholders’ equity	13,071	77,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$221,388	$235,745

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2005	2006
	(Thousands)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,007)	$11,135	$29,359
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	6,102	5,792	6,382
Noncash interest expense	1,104	—	—
Stock-based compensation	1,648	—	1,412
Loss on early extinguishment of debt	13,923	—	—
Noncash interest income	(245)	(110)	—
Deferred tax provision	(18)	(581)	679
(Gain) loss on the sales of fixed assets	(13)	(7)	502
Gain on sale of investment — net	—	(1,267)	(11)
Changes in operating assets and liabilities:
Accounts receivable	(11,309)	(10,227)	(3,478)
Inventories	(13,981)	(17,755)	1,124
Prepaid expenses and other assets	(560)	(1,417)	142
Accounts payable	(2,407)	1,985	(8,869)
Accrued liabilities	4,696	2,112	2,806

Net cash flow from operating activities	(10,067)	(10,340)	30,048

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(4,714)	(6,171)	(2,702)
Proceeds from the sale of fixed assets	13	—	42
Proceeds from sale of investment	—	4,382	82

Net cash flow from investing activities	(4,701)	(1,789)	(2,578)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving loan facilities	47,810	16,180	(46,000)
Early retirement of debt	(124,601)	(3,822)	—
Proceeds of issuance of common stock, net	—	—	114,851
Issuance of senior notes, net	113,392	—	—
Repayment of long-term debt	(3,686)	(941)	(793)
Borrowings of long-term debt	644	—	—
Repurchase of common stock	—	—	(61,384)
Repurchase of warrants	(3,000)	—	—
Dividends paid to shareholders	(14,806)	(264)	(19,468)

Net cash flow from financing activities	15,753	11,153	(12,794)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	985	(976)	14,676
CASH AND CASH EQUIVALENTS — Beginning of year	49	1,034	58

CASH AND CASH EQUIVALENTS — End of year	$1,034	$58	$14,734

NONCASH ACTIVITY
Reduction of carrying value of Oswego fixed assets and capital lease obligation	$—	$1,878	$—
Capital lease obligation	—	34	—
Unpaid capital expenditures	—	166	—
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$2,568	$2,792	$1,259
Cash interest paid	6,499	14,813	15,187

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained
	Common		Additional	Earnings
	Stock	Common	Paid-in	(Accumulated
	Outstanding	Stock	Capital	Deficit)	Total
	(Thousands)

BALANCE — January 1, 2003	11,468	$12	$26,899	$454	$27,365
Repurchase of warrants	—	—	(3,000)	—	(3,000)
Stock-based compensation	1,281	1	1,647	—	1,648
Net loss	—	—	—	(9,007)	(9,007)
Dividends	—	—	—	(14,806)	(14,806)

BALANCE — December 31, 2004	12,749	13	25,546	(23,359)	2,200
Net income	—	—	—	11,135	11,135
Dividends	—	—	—	(264)	(264)

BALANCE — December 31, 2005	12,749	13	25,546	(12,488)	13,071
Repurchase of common stock	(4,400)	(4)	(61,380)	—	(61,384)
Common stock issuance, net of issuance costs	8,400	8	114,843	—	114,851
Stock-based compensation	37	—	1,412	—	1,412
Net income	—	—	—	29,359	29,359
Dividends	—	—	—	(19,468)	(19,468)

BALANCE — December 31, 2006	16,786	$17	$80,421	$(2,597)	$77,841

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations, Principles of Consolidation and Basis of Presentation

The Company manufactures and markets electrical and electronic wire and cable products for consumer, commercial and industrial applications. The financial statements include the accounts of Coleman Cable, Inc. and its wholly-owned subsidiaries (the “Company”). All intercompany accounts and transactions have been eliminated in consolidation. The financial statements and footnotes reflect retroactive presentation for the 312.6079 for 1 stock split that occurred on October 10, 2006. On October 10, 2006, the Company terminated its S corporation status, and is treated for federal and state income tax purposes as a C corporation under Subchapter C of the Internal Revenue Code (the “Code”), and, as a result, is subject to state and federal income taxes, in addition to its wholly owned subsidiary CCI Enterprises, Inc. (the “Subsidiary”) which continues to be a C corporation (See Note 7).

Unaudited Pro Forma Data

Coleman terminated its S corporation status and became a C corporation effective October 10, 2006. The unaudited pro forma data included in the Coleman Historical Consolidated Statements of Operations gives retroactive presentation as if Coleman had been a C corporation for the entire year ended December 31, 2006. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Company had been a C corporation the entire year ended December 31, 2006, or that may result in the future.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are required for several matters, including inventory valuation, determining the allowance for uncollectible accounts and accruals for sales incentives, depreciation, amortization and recoverability of long-lived assets as well as establishing restructuring, self-insurance, legal, environmental and tax accruals. Actual results could differ from those estimates. Summarized below is the activity for the allowance for uncollectible accounts:

	2004	2005	2006

Balance — January 1	$1,373	$1,655	$1,876
Provisions	653	369	294
Write-offs and credit allowances, net of recovery	(371)	(148)	(78)

Balance — December 31	$1,655	$1,876	$2,092

Revenue Recognition

The Company recognizes sales of its products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. Billings for shipping and handling costs are recorded as sales and related costs are included in cost of goods sold. A provision for payment discounts, product returns and customer rebates is estimated based upon historical experience and other relevant factors and is recorded within the same period that the revenue is recognized.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents. Outstanding checks in excess of funds on deposit included were $1,425 and $146 at December 31, 2005 and 2006, respectively.

Inventories

Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the first-in, first-out (“FIFO”) basis. The Company estimates losses for excess and obsolete inventory at its net realizable value based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from 3 to 20 years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The estimated useful lives of buildings range from 5 to 20 years; leasehold improvements have a useful life equal to the shorter of the useful life of the asset or the lease term; and estimated useful lives of machinery, fixtures and equipment range from 3 to 8 years.

The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Company uses projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets to determine whether write-down is appropriate. If the Company identifies impairment, it will report a loss to the extent that the carrying values of the impaired assets exceed their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

Software Development

Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on the accounting for the cost of computer software developed or obtained for internal use. In accordance with SOP No. 98-1, the Company expenses costs associated with software developed for use in the Company’s operations during the preliminary project and the post-implementation/operational stages and capitalizes the costs incurred in the application development stage. These costs consist primarily of outside consulting services and internal development costs and are amortized on a straight-line basis over the estimated useful life of the software, which is three years. As of December 31, 2005 and December 31, 2006, the amounts capitalized were approximately $1,550 and $2,583, respectively, which are included in machinery, fixtures and equipment in the consolidated balance sheets. Accumulated amortization was approximately $993 and $1,580 as of December 31, 2005 and 2006, respectively.

Goodwill, Intellectual Property and Long-Lived Assets

SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill is not amortized, but requires testing for potential impairment on an annual basis or whenever events or changes in circumstances indicate that its value may be impaired. In accordance with SFAS No. 144, the carrying value of all long-lived assets with definite lives, primarily property, plant and equipment, as described above is

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. Intangible assets are amortized over their estimated useful lives.

Income Taxes

Through October 9, 2006, the Company conducted its business as an S corporation, with the exception of the Company’s wholly owned C corporation subsidiary, CCI Enterprises, under Subchapter S of the Code (and comparable state laws). Accordingly, the Company’s shareholders had been responsible for federal and substantially all state income tax liabilities arising out of its operations. For all periods prior to the C corporation conversion, the Company had provided its shareholders with funds for the payment of these income taxes. On October 10, 2006, the Company terminated its S corporation status, and is treated for federal and state income tax purposes as a C corporation under Subchapter C of the Code, and, as a result, is subject to state and federal income taxes.

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

Financial Instruments and Hedging

Financial instruments include working capital items and debt. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values because of the immediate or short-term maturity of these financial instruments. The Company also believes that the fair value of the Company’s debt instruments with third parties approximates the book value.

Concentrations of credit risk arising from trade accounts receivable are due to selling to a number of customers in a particular industry. The Company performs ongoing credit evaluations of its customers’ financial condition and obtains collateral or other security when appropriate. No customer accounted for more than 10% of accounts receivable as of December 31, 2005 and December 31, 2006.

Cash and cash equivalents are placed with a financial institution that the Company believes has an adequate credit standing. From time-to-time the Company enters into commodity contracts to hedge against future cost increases. The terms of the contracts are of less than one year. There were contracts with a value of $292 at December 31, 2005, which were included in cost of goods in the accompanying consolidated financial statements. There were no outstanding contracts at December 31, 2006.

Stock-based Compensation

The Company recognizes compensation expense over the vesting period for all share-based payments, including stock options based on the fair value of the instrument at grant date in accordance with the SFAS No. 123(R) Share-based Payment. The Company’s stock-based compensation arrangements are detailed in Note 10.

Earnings (Loss) per Common Share

Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for each period presented. Diluted earnings per common share are based on the weighted average number of common shares outstanding and the dilutive effect of the potential exercise of outstanding stock options.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and was required to be adopted by the Company in the first quarter of 2006. Adoption of SFAS No. 151 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for periods beginning after June 15, 2005. Adoption of SFAS No. 153 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued the revised SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) supercedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the instrument at the grant date. The Company accounts for the 1,650 shares of common stock reserved for issuance under its stock incentive plan (see Note 10) in accordance with SFAS No. 123(R).

In March 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies guidance provided by SFAS No. 143, Accounting for Asset Retirement Obligations. The adoption of FIN No. 47 did not have an impact on the Company’s financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation FIN No. 48, Accounting for Uncertainty in Income Taxes.  FIN No. 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN No. 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN No. 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of 2007. The Company does not expect the adoption of FIN No. 48 to have a material impact on the Company’s financial position, results of operation or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. However, for some entities, the application of this statement will change current practice for financial statements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by the Company in the first quarter of 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB No. 108 effective December 31, 2006. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact our consolidated financial statements.

2.	RESTRUCTURING CHARGES

In 2003, the Company’s management approved the adoption of a restructuring plan to move the cord operations from its Waukegan, Illinois facility to Miami Lakes, Florida. In 2004, the Company reversed $190 of accruals recorded in 2003 to income as such accruals were deemed no longer necessary.

On April 14, 2006, the Company announced the closing of its leased manufacturing and distribution facility located in Miami Lakes, Florida based on an evaluation of this facility in the long term operation of its business. The Company determined that the efficient utilization of its manufacturing assets would be enhanced by partial relocation of production to the Company’s plant in Waukegan, Illinois and supplemented by additional international sourcing.

As of December 31, 2006, the Company has spent $1,277 to close its Miami Lakes facility. The charges consist of $77 of employee severance costs, $662 of lease termination costs, $217 of equipment relocation costs and $321 for other closing costs. The Company completed the closure of the facility and does not anticipate any additional costs.

On November 14, 2006, the Company approved a plan to close its manufacturing facility and sell the building and property located in Siler City, North Carolina. The Company determined that the efficient utilization of its manufacturing assets would be enhanced by partial relocation of production to the Company’s plants in Hayesville, North Carolina and Waukegan, Illinois supplemented by additional international sourcing. As of December 31, 2006 the Company has charged to expense $119 to close the Siler City, facility, which includes approximately $70 for severance costs, $45 for equipment relocation costs, and $4 for other costs related to the closure. The Company estimates spending an additional $658 in the first quarter 2007 to complete the plant closure consisting of $30 of employee severance costs, $281 of equipment relocation costs and $347 for other closing costs.

The following table summarizes the restructuring activity from December 31, 2003 through December 31, 2006:

	Employee	Lease	Equipment	Other
	Severance	Termination	Relocation	Closing
	Costs	Costs	Costs	Costs	Total

BALANCE — December 31, 2003	$310	$90	$—	$—	$400
Provision (income)	(190)	—	—	—	(190)
Uses	(120)	(90)	—	—	(210)

BALANCE — December 31, 2004 and 2005	—	—	—	—	—
Provision	147	662	262	325	1,396
Uses	(77)	(662)	(262)	(325)	(1,326)

BALANCE — December 31, 2006	$70	$—	$—	$—	$70

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2004	2005	2006

Raw materials	$13,158	$16,295	$11,975
Work in progress	3,468	3,537	3,293
Finished products	33,508	48,057	51,497

Total	$50,134	$67,889	$66,765

4.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31,
	2005	2006

Salaries, wages and employee benefits	$4,814	$5,117
Sales incentives	6,093	7,359
Income taxes	24	568
Interest	3,121	3,023
Other	2,724	3,515

Total	$16,776	$19,582

5.	GOODWILL AND INTELLECTUAL PROPERTY

Intellectual property included in the accompanying consolidated balance sheets represents trademarks acquired in 2003 with an original cost of $50 and accumulated amortization of $27 and $40 as of December 31, 2005 and 2006. Related amortization expense was $12, $12, and $13 for 2004, 2005 and 2006, respectively. Intellectual property has been allocated to the Corporate segment.

As described in Note 13, the Company has eleven operating segments which are aggregated into the Company’s three reportable business segments. Goodwill was allocated as of January 1, 2002 as follows:

Electrical/Wire and Cable Distributors	$25,023
Specialty Distributors and OEM’s	31,696
Consumer Outlets	3,909

$60,628

The amount of goodwill allocated to each operating segment has not changed since 2002. The Company’s review for potential goodwill impairment required by the provisions of SFAS No. 142 is performed at the operating segment level of the Company. The Company performs an annual review for potential goodwill impairment testing in the fourth quarter of each year. The Company’s review indicated that the fair value of each of the eleven operating segments, based primarily on discounted cash flow projections, exceeded the carrying value of each segment’s allocated share of net assets, and accordingly, there was no goodwill impairment indicated in any year.

The Company will continue to monitor financial performance indicators across the various operating segments, particularly in the Recreation/Transportation, Retail and Automotive operating segments, which had combined goodwill balances of $4,326 at December 31, 2006.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	DEBT

	December 31,
	2005	2006

Revolving credit facility	$46,000	$—
Senior notes	120,000	120,000
Capital lease obligations (refer to Note 9)	1,489	1,129
Other long-term debt, annual interest rates up to 6.5%, payable through 2019	1,811	1,378

	169,300	122,507
Less current portion	(874)	(936)

Total long-term debt	$168,426	$121,571

Annual maturities of long-term debt for each of the next five years and thereafter in the aggregate are as follows:

2007	$936
2008	1,050
2009	391
2010	10
Subsequent to 2011	120,120

Total debt maturities	$122,507

On September 28, 2004, the Company completed a comprehensive refinancing of its bank debt. The refinancing included the following: (i) the private placement of 8-year senior unsecured notes (the “Notes”) and (ii) a new senior secured revolving credit facility (the “Revolving Credit Facility”), which became effective on that date. The Company received net proceeds of $113,392 from the Notes and borrowed $27,810 under the Revolving Credit Facility. The Company used the net proceeds from this refinancing transaction to repay the outstanding indebtedness of $77,739 plus accrued interest and other fees of $270 under the then- existing senior secured revolving credit facility and term loans. The Company also paid $36,862 plus accrued interest and other fees of $974 to redeem in full the 15% subordinated notes due 2008, a make-whole premium to the previous lenders of $10,000 and repurchased for $3,000 the outstanding warrants originally issued in connection with the subordinated notes. In connection with the refinancing, the Company also made a non-tax related distribution to shareholders of $14,110 and paid to certain members of senior management a special cash bonus and a stock bonus of $1,390 and $1,648, respectively. The Notes were issued in the amount of $120,000, bear interest at a fixed rate of 9.875% and mature in 2012. In connection with the refinancing, the Company incurred fees and expenses totaling $6,608, which are included in “debt issuance costs, net and other assets” in the accompanying consolidated balance sheets. The applicable fees and expenses are amortized over the respective lives of the Revolving Credit Facility and the Notes on a straight-line basis over 5 and 8 years, respectively. Amortization was $935 and $935 for periods ended December 31, 2005 and 2006, respectively. Accumulated amortization was $1,169 and $2,104 as of December 31, 2005 and 2006, respectively. In connection with this refinancing, the Company recorded a loss on early extinguishment of debt of $13,923. This loss consisted of the aforementioned make-whole premium and the write-off of the unamortized balance of $2,235 of previously deferred debt issuance costs.

The indenture governing the Company’s 9.875% unsecured notes due in 2012 (“the Notes”) contains covenants that, among other things, limit the Company’s ability and the ability of certain of its subsidiaries to: incur additional indebtedness; make restricted payments; create liens; pay dividends; consolidate, merge

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or sell substantially all of its assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of December 31, 2006, the Company was in compliance with all of the covenants contained in the indenture.

The Company’s senior secured revolving credit facility (“the Revolving Credit Facility”) will mature on September 28, 2009 and is an asset-based lending agreement whereby the Company can receive advances based on the lesser of $75,000 or the sum of 85% of eligible accounts receivable and 55% of inventories. The Revolving Credit Facility contains a $5,000 limit for letters of credit with outstanding letters of credit reducing the total amount available for borrowing under the Revolving Credit Facility. The Revolving Credit Facility is secured by substantially all of the Company’s assets, including accounts receivable, inventory and any other tangible and intangible assets. Interest is payable at the bank’s prime rate plus a range of 0.25% to 1.25%, or at the option of the Company, LIBOR plus 1.75% to 2.75%. The Company classifies the portion of the Revolving Credit Facility that is expected to be paid within the next year as a current liability. The Revolving Credit Facility accrued interest at an average rate of 5.7% and 7.0% and the Company’s average borrowed amount was $38,596 and $34,825 in the years ended December 31, 2005, and December 31, 2006, respectively. All borrowings outstanding under the credit facility were repaid on October 11, 2006 in connection with the private placement. As of December 31, 2006, the Company had $74,313 of additional borrowing capacity.

The Revolving Credit Facility contains more restrictive covenants than the indenture governing the Notes, which consist of certain financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the Revolving Credit Facility contains other customary affirmative and negative covenants relating to limitations on dividends and other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures and leases.

The Company’s Indenture and Revolving Credit Facility contain covenants that limit the Company’s ability to pay dividends. Under these covenants the Company could not declare excess cash flow dividends for the year ended December 31, 2006. The Company does not anticipate paying any dividends on its common stock in the foreseeable future.

On August 14, 2006 the Company entered into an amendment to the Revolving Credit Facility which (i) modified the change of control provision to narrow the circumstances that would amount to a default, (ii) allowed the Company to alter its certificate of incorporation to increase the authorized share capital of the company to effect an equity issuance, and (iii) added a provision that allowed the Company to issue up to 9,980 shares of its common stock on or before December 1, 2006 for proceeds that would be used to repurchase up to 5,980 shares of common stock of the Company and pay down the lesser of $75,000 or the outstanding principal of the Revolving Credit Facility on the date of the equity issuance.

The Company was in compliance at December 31, 2006 with all covenants in the Revolving Credit Facility.

The Notes and the Revolving Credit Facility both have restrictions on dividend distributions to shareholders, including but not limited to, a percentage of net income (less distributions for tax purposes). The distributions for tax purposes are computed at the shareholder applicable tax rate. Distributions for tax purposes are not restricted so long as the Company qualifies as an S corporation; on October 10, 2006 the Company terminated its S corporation status. The Company paid $14,818 of tax distributions in the twelve months ended December 31, 2006 of which $1,940 were paid in the fourth quarter. The Company paid $4,650 of discretionary dividends to shareholders in the twelve months ended December 31, 2006.

In connection with the purchase of the Oswego Wire Incorporated facility (“Oswego”) and certain related equipment Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (“Copperweld”) under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (“IDA”). Terms of the Sale

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement specified payment of $5,700 on July 1, 2012 with interest to be paid quarterly through that date on the outstanding balance at a rate of 55% of prime. In order to secure payment of the loan, in 1987, the Company purchased and placed in a dedicated fund $675 of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5,700 on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds were to be used to fulfill the obligation under the Sale Agreement. The bonds were expected to be held to maturity, and were carried at their original cost of $675 plus accumulated interest of $2,330 at December 31, 2004.

On May 16, 2005, Oswego and Copperweld reached a definitive agreement regarding the accelerated payment of the $5,700 lease obligation due under the Sale Agreement. Oswego sold the zero coupon bonds for $4,382 and made a cash payment of $3,822 to Copperweld, in exchange for complete settlement of Oswego’s obligations under the Amended and Restated Sale Agreement and the conveyance by Copperweld to Oswego of all of Copperweld’s rights, title and interest in and to the Oswego facility, free and clear of any liens and encumbrances held by Oswego County. The Company recognized a gain of $1,267 related to the sale of the zero coupon bonds, which is included in “Other income” and reduced the carrying value of the Oswego fixed assets by $1,878, the amount by which the lease obligation exceeded the amount paid to settle the obligation.

The Company has notes issued to the IDA for the financing of certain machinery and capital improvements. The notes include $3,300 for a machinery loan requiring 108 monthly payments of $40, which bears interest at 5.97% per annum. The outstanding balance of the loan at December 31, 2005 and 2006 was $1,262 and $930, respectively. A capital improvement loan on the building was also obtained for $200, requiring 240 monthly payments and bearing interest at 6.25% per annum. The balance of the loan at December 31, 2005 and December 31, 2006 was $163 and $155, respectively.

Interest expense was $11,503, $15,722 and $15,995 net of interest income of $251, $116 and $62 for 2004, 2005 and 2006, respectively.

7.	INCOME TAXES

Through October 9, 2006 the Company conducted business as an S corporation under Subchapter S of the Code (and comparable state laws). Accordingly, the Company’s shareholders have been responsible for federal and substantially all state income tax liabilities arising out of its operations. For all periods prior to the C corporation conversion, the Company has provided its shareholders with funds for the payment of these income taxes. On October 10, 2006, the Company terminated its S corporation status, and is treated for federal and state income tax purposes as a C corporation under Subchapter C of the Code and, as a result, is subject to state and federal income taxes.

As a result of the termination of the Company’s S corporation status, the Company recorded an income tax provision of $346 to recognize the estimated amount of previously unrecognized net deferred income tax liability.

The Company declared dividends to its former S corporation shareholders in amounts expected to be sufficient to cover estimated taxes associated with its 2006 S corporation taxable earnings. The Company paid dividends to its shareholders in this regard of $1,800 on October 10, 2006.

The income tax expense consists of the following:

	2004	2005	2006

Current	$3,074	$2,879	$2,092
Deferred	18	(581)	679

Income tax expense	$3,092	$2,298	$2,771

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s deferred taxes result primarily from the tax effect of differences between the financial and tax basis of assets and liabilities based on enacted tax laws. Valuation allowances, if necessary, are provided against deferred tax assets that are not likely to be realized. No such valuation allowances have been recorded as of December 31, 2005 and 2006.

Prior to November 30, 2005, the Company also recognized deferred taxes as a result of the factoring of intercompany receivables, which was discontinued as of that date. The Subsidiary sold all remaining factored accounts receivable back to the Company.

Significant components of the Subsidiary’s deferred tax (assets) and liabilities as of December 31, 2005 and 2006 are as follows:

	2005	2006

Deferred tax assets:
Reserves not deducted for tax:
Allowance for uncollectible accounts	$—	$(492)
Legal reserves	—	(151)
Employee benefits	(151)	(426)
Other	(95)	(230)
Inventories	—	(1,299)
Stock based compensation	—	(350)
Deferred tax liabilities:
Depreciation & amortization	115	3,074
Other	40	462

Net deferred tax liability (asset)	$(91)	$588

The income tax expense differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2004, 2005 and 2006. A reconciliation of the statutory federal income tax amount to the income tax expense recorded on the Company’s income statement is as follows:

	2004	2005	2006

Income taxes (benefit) at U.S. Federal statutory rate	$(2,011)	$4,702	$10,924
Increase (decrease) in income taxes resulting from:
Non-taxable S corporation (income) losses	4,917	(2,649)	(9,348)
State taxes (net of federal tax benefit)	168	81	652
S to C corporation conversion	—	—	346
Other	18	164	197

Income taxes	$3,092	$2,298	$2,771

The Internal Revenue Service is currently reviewing the Company’s 2002, 2003, and 2004 federal income tax returns. Management believes that the ultimate outcome of this examination will not result in a material adverse impact on the Company’s consolidated financial position, results of operations or cash flows. Refer to “Tax Matters Agreement” in Note 8 for additional information.

8.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain of its buildings, machinery and equipment under operating lease agreements that expire at various dates over the next ten years. Rent expense for such leases was $2,919, $3,104, and $3,225 for 2004, 2005 and 2006, respectively. Minimum future rental payments under

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

noncancellable operating leases, with initial lease terms in excess of one year, for each of the next five years and thereafter in the aggregate are as follows:

2007	$2,219
2008	1,108
2009	942
2010	872
2011	772
Subsequent to 2011	1,671

Total minimum rental payments	$7,584

Capital Leases

The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The assets are amortized/depreciated over the shorter of their related lease terms or their estimated productive lives.

Minimum future lease payments under capital leases as of December 31, 2006 are as follows:

2007	$509
2008	509
2009	300
Subsequent to 2009	—

Total minimum lease payments	1,318
Less amounts representing interest	189

Present value of net minimum lease payments	1,129
Less current portion	397

Long-term obligations under capital leases	$732

Obligations under capital leases are included within debt in the accompanying consolidated balance sheets (see Note 6). The gross amount of assets recorded under capital leases as of December 31, 2005 and 2006 was $1.8 and $1.3, respectively.

Employee Benefits

The Company provides defined contribution savings plans for management and other employees. The plans provide for fixed matching contributions based on the terms of such plans to the accounts of plan participants. Additionally, the Company, with the approval of its Board of Directors, may make discretionary contributions. The Company expensed $386, $440, and $723 related to these savings plans during 2004, 2005 and 2006, respectively.

Legal Matters

The Company was party to two environmental claims, one of which was settled in 2006. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980’s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which the Company merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for cleanup of the site.

In 2004, the Company along with other “potentially responsible parties” (“PRPs”) entered into a Consent Decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. The Company has entered into a Site Participation Agreement with the other PRPs for fulfillment of the requirements of the Consent Decree. Under the Site Participation Agreement, the Company is responsible for 9.19% share of the costs for the RD/RA. The Company recorded an accrual in 2004 for $380 for this liability, and the estimated remediation cost and the Company’s share remained unchanged as of December 31, 2006.

On March 16, 2005, the Company received notice from a PRP Group that the Company had potential liability at the HIMCO Dump Site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation, and the Company could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. The Company recorded an accrual in 2004 of $71 for this liability. On September 20, 2006, the Company settled the pending lawsuit with HIMCO for $86, which resulted in an additional charge of $15 in 2006.

The Company believes that its accruals related to the environmental, litigation and other claims are sufficient and that these items and its rights to available insurance and indemnity will be resolved without material adverse effect on its financial position, results of operations and liquidity, individually or in the aggregate. The Company cannot, however, provide assurance that this will be the case.

Self-Insurance

The Company is self-insured for health costs for covered individuals in three of its facilities and believes that it maintains adequate accruals to cover the retained liability. The accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. The Company’s self-insurance expenses were $750, $962, and $1,033 in 2004, 2005 and 2006, respectively.

Tax Matters Agreement

In connection with the closing of the 2006 Private Placement, the Company entered into a Tax Matters Agreement with its existing shareholders that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to the Company’s conversion to a C corporation, including as a result of the ongoing IRS examination. The Company has appealed the IRS findings. If the Company’s appeal of the IRS findings is unsuccessful the Company’s obligation will be to indemnify the shareholders pursuant to the Tax Matters Agreement. The Company recorded an accrual in 2006 of $508 which is included in other loss in the accompanying consolidated statement of operations for the estimated costs regarding this matter.

9.	SHAREHOLDERS’ EQUITY

On October 11, 2006, the Company consummated a private placement of 8,400 shares of its common stock at a price of $15.00 per share (the “2006 Private Placement”). Pursuant to the 2006 Private Placement, the Company received net proceeds of approximately $114,851 (after the purchaser’s discount and placement fees). The Company used approximately $61,384 of the net proceeds to purchase and retire 4,400 shares from its existing shareholders. Of the remaining net proceeds of approximately $53,467 the Company used (i) approximately $52,750 to repay substantially all of the indebtedness then outstanding under its credit

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility and (ii) the remaining $717 for working capital and general corporate purposes. As a result of the Company’s sale of 8,400 shares, and its repurchase of 4,400 shares, the 2006 Private Placement increased the number of the Company’s outstanding shares by 4,000.

10.	EARNINGS PER SHARE

There was no diluted effect on the weighted average common shares outstanding for the stock options outstanding.

11.	STOCK-BASED COMPENSATION

On October 9, 2006, the Company put into place a stock incentive plan that provides for the granting of options to purchase 1,650 shares of its common stock. On October 10 and 11, 2006, options to purchase 420 and 405 shares respectively, were granted to employees. One third of the 825 options granted will vest at the end of each of the first three anniversaries of the date of grant. The options will expire ten years after the date of grant and will be exercisable at $15.00 per share.

The Company estimated the fair value of the stock options granted using the Black Scholes option-pricing model, with the following assumptions being utilized:

Dividend yield	0%
Expected volatility	45%
Risk-free interest rate	4.74%
Expected life of options	7 years

The Company does not expect to pay dividends in the foreseeable future and therefore used a 0% dividend yield. Given the Company’s limited history, the expected volatility and expected life factors were determined based on average volatilities and lives calculated in relation to similar companies.

Based on these assumptions, the option value per common share is $8.09 and the total fair value of the options granted is $6,674 at grant date. The risk-free interest rate was based on zero coupon U.S. Government issues at the time of grant.

The Company accounts for stock-based compensation using the fair value method in accordance with SFAS No. 123(R), Share-Based Payment. The Company recorded $881 in total compensation expense and a $350 deferred tax asset relative to stock-based compensation arrangements during fiscal 2006. Assuming a forfeiture rate of 2%, the Company estimates that its total expense relating to stock options granted will be $6,416. The Company expects to expense $3,459 in fiscal 2007, $1,534 in fiscal 2008, and $542 in fiscal 2009. No options were exercised or forfeited in fiscal 2006.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in stock options are as follows:

			Weight
			Average
		Weighted-Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Terms	Value

Outstanding January 1, 2006	—	—
Granted	825	$15.00
Exercised	—	—
Forfeited or expired	—	—

Outstanding December 31, 2006	825	$15.00	1.78	—
Vested or expected to vest	809	15.00	1.78	—
Exercisable	—	—

Fair value of options granted during the year		$8.09

Intrinsic value for stock options is defined as the difference between the current market value of the Company’s common stock and the exercise price of the stock option.

12.	RELATED PARTY TRANSACTIONS

In July 2004, the Company entered into an operating lease for the corporate office located in Waukegan, Illinois (the ”Corporate Office”) with a third-party lessor. The lease was negotiated at the then-prevailing market terms. In 2005, substantially all of the shareholders of the Company contributed cash equity to form HQ2 Properties, LLC (”HQ2”), which then purchased the Corporate Office in August 2005. HQ2 assumed the existing lease on the same terms from the previous lessor, with the exception of the lease term, which was extended from 2014 to 2015. Rent paid to HQ2 for the twelve months ended December 31, 2005 and 2006 was $148 and $359, respectively.

Two of the Company’s shareholders have consulting arrangements with the Company whereby, in addition to their service as directors of the Company, they provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to this arrangement, and for their service as directors, the Company paid each eligible individual fees of $100, $250 and $213 for the years ended December 31, 2004, 2005 and 2006, respectively. As of October 2006, in addition to these services, each will receive annually $75 as annual compensation for their services as co-chairmen of the Board of Directors. For the year ended December 31, 2006, $38 was expensed for their services as co-chairmen.

On September 4, 2006, the Company approved a payment to one of its directors of $750 in cash and 37 shares of the Company’s stock valued at $531 for additional services rendered to the Company in connection with the exploration and development of strategic alternatives and certain other matters. The Company expensed $1,281 as professional fees related to these services in fiscal 2006.

13.	INVENTORY THEFT

During the quarter ended September 30, 2005, the Company experienced a theft of inventory as a result of break-ins at the manufacturing facility located in Miami Lakes, Florida. The Company believes it will recover the amount of the loss, net of deductibles, under its insurance policy. As a result of the loss, the cost of inventory was reduced by $1,280 and an insurance receivable was recorded and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets as of December 31, 2005 and 2006.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	BUSINESS SEGMENT INFORMATION

The Company has three reportable business segments: Electrical/Wire and Cable Distributors, Specialty Distributors and OEMs, and Consumer Outlets. These reportable segment classifications are based on an aggregation of customer groupings and distribution channels because this is the way the Company’s chief operating decision maker, the chief executive officer, evaluates the Company’s results of each operating segment.

The Company has aggregated its operating segments into three reportable business segments in accordance with the criteria defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company’s operating segments have common production processes and manufacturing capacity. Accordingly, the Company does not identify all of its net assets to its operating segments. Depreciation expense is not allocated to the Company’s segments but is included in its manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through the Company’s numerous manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.

Revenues by business segment represent sales to unaffiliated customers and no one customer or group of customers under common control accounted for more that 6.0% of consolidated net sales. Export sales are not material. The Company no longer records intercompany activity.

End Markets	Principal Products	Applications	Customers

Electrical/Wire and Cable Distributors
Electrical Distribution	Industrial power, electronic and communication cables, low voltage wire and assembled products	Construction and industrial MRO applications	Buying groups, national chains and independent distributors
Wire and Cable Distribution	Industrial power, electronic and communication cables and low voltage wire	Construction and industrial MRO applications	Independent distributors

Specialty Distributors and OEMs
OEM/Government	Custom cables	Various marine, lighting, mobile equipment, entertainment and military applications	OEMs and governmental agencies/ subcontractors
HVAC/R	Thermostat cable and assembled products	Services the electric controls for HVAC/R	Independent distributors and consignment manufacturers

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

End Markets	Principal Products	Applications	Customers

Irrigation	Irrigation, sprinkler and polyethylene golf course cables	Commercial and residential sprinkler systems, low voltage lighting applications and well pumps	Turf and landscape, golf course and submersible pump distributors
Industrial/Contractor	Extension cords, ground fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights and electrical/electronic cables	Various commercial construction and industrial applications	Specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/ general construction supply houses
Security/Home Automation	Electronic and communication wire and cables	Security, home automation, audio, data communication and fire safety	Security, audio-video, residential and commercial distributors
Recreation/ Transportation	Machine tool wire, portable cords and adapters, and coaxial, speaker alarm and other cable	RV wiring products	Manufactured housing OEMs and RV aftermarket suppliers
Copper Fabrication	Specialty copper products	Appliances, fire alarms, security systems, electronics, automotive, telecommunications, military, industrial, high temperature and geophysical	Other channels within the Company and other small specialized wire and cable manufacturers

Consumer Outlets
Retail	Extension cords, trouble lights, surge and strip and electrical/electronic cable products	Wide variety of consumer applications	National and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers
Automotive	Battery booster cables, battery cables and accessories	Broad spectrum of automotive applications	National and regional retailers

Segment operating income represents income from continuing operations before interest income or expense, other income and income taxes. Corporate consists of items not charged or allocated to a particular segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, management fees and intangible amortization. The accounting policies of the segments are the same as those described in Note 1.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial data for the Company’s business segments are as follows:

	2004	2005	2006

Net sales:
Electrical/Wire & Cable Distributors	$95,810	$114,561	$147,411
Specialty Distributors & OEMs	133,457	171,926	219,957
Consumer Outlets	56,525	59,694	55,990

Consolidated net sales	$285,792	$346,181	$423,358

Operating income:
Electrical/Wire & Cable Distributors	$9,010	$13,643	$23,830
Specialty Distributors & OEMs	13,112	14,693	28,096
Consumer Outlets	3,399	3,465	3,421

	25,521	31,801	55,347
Corporate	(6,274)	(4,029)	(6,787)

Consolidated operating income	$19,247	$27,772	$48,560

Net sales of the Company’s principal products by targeted end market are as follows:

End Markets	2004	2005	2006

Electrical/Wire and Cable Distributors:
Electrical Distribution	$79,897	$92,582	$112,330
Wire and Cable Distribution	15,913	21,979	35,081
Specialty Distributors and OEMs:
OEM/Government	22,369	29,798	35,725
HVAC/R	23,787	28,212	32,286
Irrigation	24,061	24,901	41,091
Industrial/Contractor	19,812	24,258	30,392
Security/Home Automation	21,040	35,568	47,182
Recreation/Transportation	12,907	18,070	17,311
Copper Fabrication	9,481	11,119	15,970
Consumer Outlets:
Retail	39,474	42,364	39,559
Automotive	17,051	17,330	16,431

Consolidated net sales	$285,792	$346,181	$423,358

The Company has restated its segment reporting of Copper Fabrication sales for all periods to reflect sales to third parties only as that is how the chief operating decision maker evaluates the results of this operating segment.

15.	SUPPLEMENTAL GUARANTOR INFORMATION

The payment obligations of the Company under the Notes and the Revolving Credit Agreement (see Note 6) are guaranteed by certain of the Company’s wholly owned subsidiaries (Guarantor Subsidiaries). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

flows for Coleman Cable, Inc. (Parent) and the Company’s Guarantor Subsidiaries — CCI Enterprises, Inc., CCI International, Inc., and Oswego Wire Incorporated.

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$269,073	$31,809	$(15,090)	$285,792
Cost of goods sold	231,941	8,319	—	240,260

Gross profit	37,132	23,490	(15,090)	45,532
Selling, engineering, general and administrative expenses	27,324	14,241	(15,090)	26,475
Restructuring charges	(190)	—	—	(190)

Operating income	9,998	9,249	—	19,247
Interest expense, net	10,898	354	—	11,252
Loss on early extinguishment of debt	13,923	—	—	13,923
Other income	(13)	—	—	(13)

Income (loss) before income taxes	(14,810)	8,895	—	(5,915)
Income tax expense	168	2,924	—	3,092
Income from guarantor subsidiaries	5,971	—	(5,971)	—

Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$328,421	$29,747	$(11,987)	$346,181
Cost of goods sold	283,184	9,571	—	292,755

Gross profit	45,237	20,176	(11,987)	53,426
Selling, engineering, general and administrative expenses	24,458	13,183	(11,987)	25,654

Operating income	20,779	6,993	—	27,772
Interest expense, net	15,089	517	—	15,606
Other income	—	(1,267)	—	(1,267)

Income before income taxes	5,690	7,743	—	13,433
Income tax expense	57	2,241	—	2,298
Income from guarantor subsidiaries	5,502	—	(5,502)	—

Net income	$11,135	$5,502	$(5,502)	$11,135

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

Net sales	$407,389	$30,641	$(14,672)	$423,358
Cost of goods sold	327,840	13,802	—	341,642

Gross profit	79,549	16,839	(14,672)	81,716
Selling, engineering, general and administrative expenses	32,834	13,598	(14,672)	31,760
Restructuring charges	1,396	—	—	1,396

Operating income	45,319	3,241	—	48,560
Interest expense, net	14,996	937	—	15,933
Other loss, net	497	—	—	497

Income before income taxes	29,826	2,304	—	32,130
Income tax expense	2,219	552	—	2,771
Income from guarantor subsidiaries	1,752	—	(1,752)	—

Net income	$29,359	$1,752	$(1,752)	$29,359

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38	$20	$—	$58
Accounts receivable, net of allowances	57,402	1,438	—	58,840
Intercompany receivable	—	16,449	(16,449)	—
Inventories, net	61,282	6,607	—	67,889
Deferred income taxes	—	206	—	206
Prepaid expenses and other current assets	2,025	865	—	2,890

Total current assets	120,747	25,585	(16,449)	129,883
PROPERTY, PLANT AND EQUIPMENT, NET	18,954	6,310	—	25,264
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,510	141	—	60,651
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,587	3	—	5,590
INVESTMENT IN SUBSIDIARIES	20,728	—	(20,728)	—

TOTAL ASSETS	$226,526	$32,039	$(37,177)	$221,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$322	$552	$—	$874
Accounts payable	21,156	970	—	22,126
Intercompany payable	12,316	4,133	(16,449)	—
Accrued liabilities	12,619	4,157	—	16,776

Total current liabilities	46,413	9,812	(16,449)	39,776

LONG-TERM DEBT	167,042	1,384	—	168,426
DEFERRED INCOME TAXES	—	115	—	115
Common stock	13	—	—	13
Additional paid in capital	25,546	1	(1)	25,546
Retained earnings (accumulated deficit)	(12,488)	20,727	(20,727)	(12,488)

Total shareholders’ equity	13,071	20,728	(20,728)	13,071

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$226,526	$32,039	$(37,177)	$221,388

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,719	$15	$—	$14,734
Accounts receivable, net of allowances	60,789	1,529	—	62,318
Intercompany receivable	—	16,168	(16,168)	—
Inventories, net	60,007	6,758	—	66,765
Deferred income taxes	1,931	205	—	2,136
Prepaid expenses and other current assets	2,268	1,838	(1,367)	2,739

Total current assets	139,714	26,513	(17,535)	148,692
PROPERTY, PLANT AND EQUIPMENT, NET	16,197	5,625	—	21,822
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,497	141	—	60,638
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	4,590	3	—	4,593
INVESTMENT IN SUBSIDIARIES	22,480	—	(22,480)	—

TOTAL ASSETS	$243,478	$32,282	$(40,015)	$235,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$356	$580	$—	$936
Accounts payable	12,245	846	—	13,091
Intercompany payable	12,676	3,492	(16,168)	—
Accrued liabilities	17,049	3,900	(1,367)	19,582

Total current liabilities	42,326	8,818	(17,535)	33,609

LONG-TERM DEBT	120,686	885	—	121,571
DEFERRED INCOME TAXES	2,625	99	—	2,724
Common stock	17	—	—	17
Additional paid in capital	80,421	1	(1)	80,421
Retained earnings (accumulated deficit)	(2,597)	22,479	(22,479)	(2,597)

Total shareholders’ equity	77,841	22,480	(22,480)	77,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$243,478	$32,282	$(40,015)	$235,745

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	5,180	922	—	6,102
Noncash interest expense	1,104	—	—	1,104
Stock-based compensation	1,648	—	—	1,648
Loss on early extinguishment of debt	13,923	—	—	13,923
Noncash interest income	—	(245)	—	(245)
Deferred tax provision	—	(18)	—	(18)
Gain on sale of fixed assets — net	(13)	—	—	(13)
Equity in consolidated subsidiary	(5,971)	—	5,971	—
Changes in operating assets and liabilities:
Accounts receivable	—	(11,309)	—	(11,309)
Inventories	(13,116)	(865)	—	(13,981)
Prepaid expenses and other assets	(437)	(223)	100	(560)
Accounts payable	(2,474)	67	—	(2,407)
Intercompany accounts	(6,764)	6,764	—	—
Accrued liabilities	4,673	123	(100)	4,696

Net cash flow from operating activities	(11,254)	1,187	—	(10,067)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(3,564)	(1,150)	—	(4,714)
Proceeds from the sale of fixed assets	13	—	—	13

Net cash flow from investing activities	(3,551)	(1,150)	—	(4,701)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	47,810	—	—	47,810
Early retirement of debt	(124,601)	—	—	(124,601)
Issuance of senior notes, net	113,392	—	—	113,392
Repayment of long-term debt	(3,005)	(681)	—	(3,686)
Borrowings of long-term debt	—	644		644
Repurchase of warrants	(3,000)	—	—	(3,000)
Dividends paid to shareholders	(14,806)	—	—	(14,806)

Net cash flow from financing activities	15,790	(37)	—	15,753

INCREASE IN CASH AND CASH EQUIVALENTS	985	—	—	985
CASH AND CASH EQUIVALENTS — Beginning of year	39	10	—	49

CASH AND CASH EQUIVALENTS — End of year	$1,024	$10	$—	$1,034

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$11,135	$5,502	$(5,502)	$11,135
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	4,867	925	—	5,792
Noncash interest income	—	(110)	—	(110)
Deferred tax provision	—	(581)	—	(581)
Gain on sale of fixed assets — net	(7)	—	—	(7)
Gain on sale of investment — net	—	(1,267)	—	(1,267)
Equity in consolidated subsidiary	(5,502)	—	5,502	—
Changes in operating assets and liabilities:
Accounts receivable	(57,402)	47,175	—	(10,227)
Inventories	(14,079)	(3,676)	—	(17,755)
Prepaid expenses and other assets	1,051	(168)	(2,300)	(1,417)
Accounts payable	1,726	259	—	1,985
Intercompany accounts	46,705	(46,705)	—	—
Accrued liabilities	919	(1,107)	2,300	2,112

Net cash flow from operating activities	(10,587)	247	—	(10,340)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(5,908)	(263)	—	(6,171)
Proceeds from the sale of investment	—	4,382	—	4,382

Net cash flow from investing activities	(5,908)	4,119	—	(1,789)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	16,180	—	—	16,180
Early retirement of debt	—	(3,822)	—	(3,822)
Repayment of long-term debt	(407)	(534)	—	(941)
Dividends paid to shareholders	(264)	—	—	(264)

Net cash flow from financing activities	15,509	(4,356)	—	11,153

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(986)	10	—	(976)
CASH AND CASH EQUIVALENTS — Beginning of year	1,024	10	—	1,034

CASH AND CASH EQUIVALENTS — End of year	$38	$20	$—	$58

NON CASH ACTIVITY
Reduction in carrying value of Oswego fixed assets and capital lease obligation	$—	$1,878	$—	$1,878
Capital lease obligations	—	34	—	34
Unpaid capital expenditures	166	—	—	166

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$29,359	$1,752	$(1,752)	$29,359
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	5,470	912	—	6,382
Noncash interest income	—	—	—	—
Stock-based compensation	1,412		—	1,412
Deferred tax provision	694	(15)	—	679
Loss on sale of fixed assets — net	359	143	—	502
Gain on sale of investment — net	(11)	—	—	(11)
Equity in consolidated subsidiary	(1,752)	—	1,752	—
Changes in operating assets and liabilities:
Accounts receivable	(3,387)	(91)	—	(3,478)
Inventories	1,275	(151)	—	1,124
Prepaid expenses and other assets	(252)	(973)	1,367	142
Accounts payable	(8,745)	(124)	—	(8,869)
Intercompany accounts	360	(360)	—	—
Accrued liabilities	4,430	(257)	(1,367)	2,806

Net cash flow from operating activities	29,212	836	—	30,048

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(2,332)	(370)	—	(2,702)
Proceeds from the sale of fixed assets	42	—	—	42
Proceeds from the sale of investment	82	—	—	82

Net cash flow from investing activities	(2,208)	(370)	—	(2,578)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving loan facilities	(46,000)	—	—	(46,000)
Proceeds of issuance of common stock, net	114,851	—	—	114,851
Repayment of long-term debt	(322)	(471)	—	(793)
Borrowings of long-term debt	—	—	—	—
Repurchase of common stock	(61,384)	—	—	(61,384)
Dividends paid to shareholders	(19,468)	—	—	(19,468)

Net cash flow from financing activities	(12,323)	(471)	—	(12,794)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,681	(5)	—	14,676
CASH AND CASH EQUIVALENTS — Beginning of year	38	20	—	58

CASH AND CASH EQUIVALENTS — End of year	$14,719	$15	$—	$14,734

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	QUARTERLY RESULTS (UNAUDITED)

	First		Second		Third		Fourth		Total
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Total Net Sales	$74,761	$90,798	$82,865	$114,414	$93,625	$114,925	$94,930	$103,221	$346,181	$423,358
Gross Profit	10,161	16,569	11,689	24,628	14,677	24,228	16,899	16,291	53,426	81,716
Total Operating Income	4,238	9,827	5,874	17,160	8,190	14,179	9,470	7,394	27,772	48,560
Total Net Income	60	5,108	2,659	12,795	3,426	9,759	4,990	1,697	11,135	29,359

As discussed in Note 6, the second quarter of 2005 included a $1,267 gain related to the sale of zero coupon bonds.

As discussed in Note 2 — “Restructuring Charges” the Company announced the closing of its leased manufacturing and distribution facility located in Miami Lakes, Florida. The Company recorded $1,277 in total restructuring expenses to close its Miami Lakes facility. The Company recorded charges of $319, $891 and $67 in the second, third and fourth quarters of 2006, respectively. (See note 2)

As discussed in Note 2 — “Restructuring Charges” the Company approved a plan to close its manufacturing facility and sell the building and property located in Siler City, North Carolina. The Company recorded $119 in total restructuring expenses in the fourth quarter of 2006. (See note 2)

As discussed in note 12 — “Related Party Transactions the Company paid $750 in cash and 37,500 shares of the Company’s stock to one of its directors in the third quarter of 2006, and is recorded in Selling, Engineering, General and Administrative Expenses. (See note 12)

As Discussed in Note 11 — “Stock-Based Compensation” the Company put into place a stock-incentive program. The Company recorded $881 in total compensation expense in the fourth quarter which is included in Selling, Engineering, General and Administrative Expenses. (See note 11)

As discussed in Note 8 “Tax Matters Agreement” the Company accrued $508 in the fourth quarter of 2006 due to the IRS audit pursuant to the Tax Matters Agreement, which is included in other (income) loss net.

17.	SUBSEQUENT EVENTS

On March 11, 2007, the Company announced that it has agreed to acquire all of the equity interests in Copperfield, LLC for $213,000 in cash. Copperfield is a private fabricator and insulator of copper electrical wire and cable in the United States.

Copperfield, LLC

INDEX TO FINANCIAL STATEMENTS OF COPPERFIELD
December 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT AUDITORS

To the Members of Copperfield, LLC

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in members’ deficiency and of cash flows present fairly, in all material respects, the financial position of Copperfield, LLC (the “Company”) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 28, 2007

COPPERFIELD, LLC

BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
	(In thousands of dollars)

ASSETS
CURRENT ASSETS
Cash	$3	$102
Accounts receivable, net	56,222	32,678
Inventories	43,787	36,722
Other current assets	164	80

Total current assets	100,176	69,582
Property and equipment, net	30,418	27,989
Goodwill	7,902	7,902
Intangible assets, net	821	1,126
Other assets	104	106

TOTAL ASSETS	$139,421	$106,705

LIABILITIES AND MEMBERS’ DEFICIENCY
CURRENT LIABILITIES
Current portion of long-term debt	$8,150	$7,502
Borrowings under revolving line of credit	56,448	35,127
Accounts payable	25,255	25,198
Book overdraft	769	224
Accrued expenses	3,616	2,937

TOTAL CURRENT LIABILITIES	94,238	70,988
Long-term debt, less current portion	47,469	49,937

TOTAL LIABILITIES	141,707	120,925

Commitments and contingencies (Notes 7 and 11)
MEMBERS’ DEFICIENCY
Contributed capital	4,455	4,455
Accumulated deficit	(6,741)	(18,675)

Total members’ deficiency	(2,286)	(14,220)

TOTAL LIABILITIES AND MEMBERS’ DEFICIENCY	$139,421	$106,705

The accompanying notes are an integral part of these financial statements.

COPPERFIELD, LLC

STATEMENT OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands of dollars)

NET SALES	$519,594	$202,066	$136,749
COST OF SALES	472,659	176,356	114,790

GROSS PROFIT	46,935	25,710	21,959
SELLING, WAREHOUSING GENERAL AND ADMINISTRATIVE	19,005	13,933	14,647

OPERATING INCOME	27,930	11,777	7,312
OTHER EXPENSES
INTEREST EXPENSE	12,267	6,093	2,245

NET INCOME	$15,663	$5,684	$5,067

The accompanying notes are an integral part of these financial statements.

Copperfield, LLC

STATEMENT OF CHANGES IN MEMBERS’ DEFICIENCY
Years Ended December 31, 2006, 2005 and 2004

			Total
		Accumulated	Members’
	Contributed	Earnings	Equity
	Capital	(Deficit)	(Deficiency)
	(In thousands of dollars)

Balances at December 31, 2003	$4,455	$8,250	$12,705
Member distributions	—	(3,078)	(3,078)
Net income	—	5,067	5,067

Balances at December 31, 2004	4,455	10,239	14,694
Member distributions	—	(34,598)	(34,598)
Net income	—	5,684	5,684

Balances at December 31, 2005	4,455	(18,675)	(14,220)
Member distributions	—	(3,729)	(3,729)
Net income	—	15,663	15,663

Balances at December 31, 2006	$4,455	$(6,741)	$(2,286)

The accompanying notes are an integral part of these financial statements.

COPPERFIELD, LLC

STATEMENT OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In thousands of dollars)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$15,663	$5,684	$5,067
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment	6,357	4,565	3,618
Amortization of intangible assets	534	412	1,023
PIK interest	2,336	1,375	579
Accretion of debt discount	—	257	103
Provision for doubtful accounts	1,088	119	14
Loss on disposal of equipment held for sale	—	—	484
Loss on disposal of other equipment	—	3	94
Changes in operating assets and liabilities
Accounts receivable	(24,632)	(20,667)	(1,789)
Inventories	(7,065)	(11,560)	(1,037)
Other current and noncurrent assets	(82)	56	41
Accounts payable	(13)	16,212	2,383
Accrued expenses	679	220	(28)
Contingent interest liability	—	(1,600)	101

Net cash (used in) provided by operating activities	(5,135)	(4,924)	10,653

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(6,468)	(2,242)	(7,734)
Proceeds from sale of equipment	—	—	1,714
Purchase of certain assets of Wire Technologies, Inc. (Note 3)	—	(15,725)	—

Net cash used in investing activities	(6,468)	(17,967)	(6,020)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in book overdraft	545	(536)	44
Proceeds from borrowings on line of credit	42,413	96,509	75,350
Principal payments on line of credit	(21,092)	(73,676)	(72,250)
Proceeds from borrowings on long-term debt	1,580	50,707	—
Principal payments on long-term debt	(7,984)	(14,485)	(4,668)
Payment of deferred finance costs	(229)	(951)	(35)
Distributions to members	(3,729)	(34,598)	(3,078)

Net cash provided by (used in) financing activities	11,504	22,970	(4,637)

Net change in cash	(99)	79	(4)
CASH
Beginning of year	102	23	27

End of year	$3	$102	$23

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$9,949	$4,086	$1,591
SUPPLEMENTAL DISCLOSURE OF SIGNIFICANT NONCASH INVESTING AND FINANCING ACTIVITIES
Purchases of property and equipment in accounts payable	242	172	982
Equipment acquired through capital lease	2,248	5,566	875

The accompanying notes are an integral part of these financial statements.

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)

1.	Nature of Business

Copperfield, LLC (the “Company”) is engaged in precision manufacturing of drawn and insulated copper wire principally for the appliance, electronics, automotive, and distribution industries. The Company’s sales are primarily in the United States.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when the title and risk of loss are transferred to customers upon delivery based on terms of sale. Provisions are made for customer rebates and allowances at the time product sales are recognized based on the terms and conditions of sales incentive agreements. Shipping and handling costs of $4,559, $3,274 and $3,311 for the years ended December 31, 2006, 2005 and 2004, respectively, were included in selling, warehousing, general and administrative expense.

Cash

The Company considers investments in all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash primarily with one financial institution.

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts by considering historical experience, aging of accounts receivable and specifically identified at-risk accounts. The adequacy of the allowance is evaluated on a periodic basis and adjustments are made in the period in which a change in condition occurs.

Inventories

Inventories consisting primarily of materials, labor and overhead are stated at the lower of cost or market, determined on the first-in, first-out (“FIFO”) method. The Company estimates losses for excess, obsolete inventory and the net realizable value of inventory based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Property and Equipment

Property and equipment are stated at historical cost and depreciated over their estimated useful lives. Equipment with estimated useful lives ranging from three to seven years are depreciated using the straight-line method. Buildings and leasehold improvements with estimated useful lives of 3 to 10 years or over the term of the lease, whichever is less, are depreciated and amortized using the straight-line method. Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

extend the life of the respective assets are expensed as incurred. All other expenditures for renewals and betterments are capitalized. The asset and related depreciation and amortization accounts are adjusted for property retirements and disposals with the resulting gains or losses included in operations.

Intangible Assets

Intangible assets consist principally of customer relationships from business combinations. Intangible assets are amortized over the period of economic benefit, generally three to five years. Debt issuance costs are amortized over the term of the related financing agreement using a method which approximates the interest method over the term of related debt.

Impairment of Long-Lived Assets

The Company assesses the recoverability of long-lived assets periodically to determine if facts or changes in circumstances indicate that expected future undiscounted cash flows might not be sufficient to support the carrying value of an asset. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds fair value of the assets based on discounted future cash flows.

Goodwill

Goodwill arises principally from business acquisitions. Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired. Goodwill is tested annually at the end of each year, or as events or circumstances indicate a potential impairment in relation to estimated fair market values.

Derivative Instrument

The Company’s derivative instrument represented a contingent interest component with respect to the Company’s credit agreement providing for borrowings under a senior subordinated term loan borrowing facility, which was effectively indexed to the fair value of the Company’s member interests. Changes in the recorded estimated fair value of the contingent interest component were based on the change in the estimated future fair value of the underlying (the Company’s) member interests and recognized by the Company each period in current earnings as a component of interest expense. Contingent interest component was paid during the debt refinancing in March 2005 (Note 5).

Income Taxes

The Company is a limited liability corporation and, accordingly, no provision or liability for income taxes is reflected in the Company’s financial statements. The otherwise taxable income of the Company and related deductions are allocated to and reported in the individual income tax returns of each of the members.

New Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (“EITF”) reached consensus on and ratified EITF Issue 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-03”). The scope of this Issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force concluded that the presentation of taxes within the scope of the Issue on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The consensus in this Issue should be applied to financial reports for reporting periods beginning after December 15, 2006. The Company does not believe the adoption of EITF 06-03 will have an impact on its financial position or results of operations.

In September 2006, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This SAB addresses diversity in practice of quantifying financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. The SAB is effective for financial statements issued for fiscal years ending after November 15, 2006. The Company believes the adoption of SAB 108 will not have an impact on its financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have an impact on its financial position or results of operations.

3.	Acquisition of Wire Technologies, Inc.

On November 30, 2005, the Company purchased certain assets for $15,725, including $668 in transaction-related costs of which $70 was paid to one of its owners. The purchase was funded principally through borrowings under a $1,420 mortgage loan, a $5,837 equipment loan, $3,000 additional subordinated debt and additional borrowings under the Company’s revolving line of credit of $4,800. The Company acquired these assets to increase its manufacturing production capacity.

The acquisition was accounted for using the purchase method of accounting. The estimated fair values of the assets acquired exceeded the purchase price by approximately $3,400. The allocation of the purchase price was based on a pro-rata basis to reduce the fair value of land, buildings and equipment acquired. The results of the operations generated from the acquired assets have been included in the Company’s Statement of Operations since the date of acquisition.

At the date of acquisition, the estimated fair value of the assets acquired by the Company was as follows:

Inventories	$9,915
Land, building and equipment	5,379
Debt issuance costs	431

$15,725

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

The following summarizes pro forma results of operations, assuming the acquisition of Wire Technologies, Inc. occurred at January 1, 2004:

	2005	2004

Total revenues	$309,690	$236,360
Net income	5,931	3,857

4.	Selected Financial Statement Information

Accounts Receivable, Net

	2006	2005

Accounts receivable	$57,555	$32,923
Less: Allowance for doubtful accounts	(1,333)	(245)

	$56,222	$32,678

Summarized below is the activity for the allowance for doubtful accounts:

	2006	2005

Balance, beginning of year	$245	$130
Provision	1,088	119
Write-offs, net of recovery	—	(4)

Balance, end of year	$1,333	$245

Inventories

	2006	2005

Raw materials	$19,789	$20,161
Finished goods	23,998	16,561

	$43,787	$36,722

Property and Equipment, Net

	2006	2005

Land	$1,043	$192
Building and leasehold improvements	4,874	3,250
Vehicles and office equipment	2,016	1,897
Extrusion equipment	31,633	27,511
Drawing equipment	17,408	15,338

	56,974	48,188
Less: Accumulated depreciation and amortization	(26,556)	(20,199)

	$30,418	$27,989

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

	2006	2005

Property and equipment under capital lease	$17,279	$15,031
Less: Accumulated depreciation	(4,163)	(1,661)

	$13,116	$13,370

Intangible Assets, Net

	2006
		Accumulated
	Cost	Amortization	Net

Customer relationships	$2,790	$(2,790)	$—
Debt issuance costs	1,586	(765)	821

	$4,376	$(3,555)	$821

	2005
		Accumulated
	Cost	Amortization	Net

Customer relationships	$2,790	$(2,777)	$13
Debt issuance costs	1,357	(244)	1,113

	$4,147	$(3,021)	$1,126

Total amortization expense related to intangible assets for the years ended December 31, 2006, 2005 and 2004, was $534, $412 and $1,023, respectively. At December 31, 2006, it its estimated that future amortization will be:

Fiscal Year
2007	$568
2008	210
2009	42
2010	1

$821

5.	Refinancing

On March 28, 2005, the Company completed a debt refinancing transaction and made a distribution to its members using a portion of the proceeds from the debt refinancing. Under the debt refinancing, the Company received proceeds of approximately $60,776 including $38,576 from a revolving line of credit borrowing facility and two term loans with a senior bank lender, $7,000 from a senior subordinated credit facility, $12,000 from a junior subordinated debt facility and $3,200 from a mortgage promissory note. The Company used the proceeds from the borrowings to pay off in full $28,029 of then existing debt plus accrued PIK interest and accrued contingent interest of $1,360 and $1,600, respectively, to pay $951 of debt issuance costs and to make cash distributions of $32,000 to its members.

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

6.	2006 and 2005 Debt Arrangements

Long-term debt at December 31, 2006 and 2005, consisted of the following:

	2006	2005

Senior debt
Borrowings under revolving line of credit(1)	$56,448	$35,127
Term loan A(2)	9,569	11,778
Term loan B(3)	2,222	3,889
Mortgage promissory term note(4)	2,455	3,019
Mortgage promissory term note(5)	1,317	1,412
Mortgage promissory term note(6)	1,492	—
Equipment promissory term note(7)	4,572	5,740
Capital lease obligation under master lease agreement(8)	1,777	2,791
Capital lease obligation(9)	3,274	4,025
Capital lease obligation(10)	1,131	1,400
Capital lease obligation(11)	1,658	—
Other	559	128

	86,474	69,309

Subordinated debt
Term note(12)	10,836	10,183
Term note(13)	14,757	13,074

	25,593	23,257

	112,067	92,566
Less: Current portion of long-term debt	(8,150)	(7,502)
Less: Borrowings under revolving line of credit	(56,448)	(35,127)

	$47,469	$49,937

Senior Debt

The revolving credit facility and term loans A and B were entered into under a credit agreement.

(1) In March 2005, the Company entered into a revolving credit facility providing for borrowings up to $85,000, as amended, limited to the sum of eligible accounts receivable and inventories of the Company, as defined in the credit agreement. The revolving credit facility expires on March 31, 2008, at which time the outstanding principal balance is due. The revolving credit facility contains a subjective acceleration clause and a requirement that cash deposits be only made through a lockbox maintained by the senior lender; therefore, the entire balance has been classified as current. The Company had $28,552 and $11,873 available under the revolving credit facility at December 31, 2006 and 2005, respectively.

(2) In March 2005, the Company entered into a term loan A, as amended, for $13,250. Term loan A is payable in equal monthly principal installments of $184 through March 1, 2008, and a final installment of unpaid principal on March 31, 2008.

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

(3) In March 2005, the Company entered into a term loan B, as amended, for $5,000. Term loan B is payable in equal monthly principal installments of $139 through March 1, 2008, and a final installment of unpaid principal on March 31, 2008.

Borrowings under the revolving credit facility and term loan A and B bear interest at the bank’s reference rate plus margin or the LIBOR rate plus margin. The revolving credit facility and term loans had the following margins at December 31, 2006 and 2005, respectively:

Bank reference rate — revolving credit facility	0%
LIBOR rate — revolving credit facility	2.50%
Bank reference rate — term loans	.50%
LIBOR rate — term loans	3.00%

At December 31, 2006 and 2005, the bank’s reference rate was 8.25% and 7.25%, respectively, and the LIBOR rate was 5.33% and 4.39%, respectively.

Borrowings under the credit agreement are collateralized by all the Company’s assets and require the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The credit agreement also contains a subjective acceleration clause and cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 15, 2007, the Company obtained a waiver for the maximum capital expenditures covenant violation.

(4) In March 2005, the Company entered into a $3,200 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $36 through March 2010. The note bears interest at 6% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(5) In November 2005, the Company entered into a $1,420 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $8 through November 2008. The note bears interest at the bank’s reference rate plus 1% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(6) In February 2006, the Company entered into a $1,580 mortgage promissory term note. The note is payable in equal monthly installments of principal and interest of $9 through February 2009 when remaining principal and interest are due. The note bears interest at the bank’s reference rate plus 1% and is collateralized by the land and building. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(7) In November 2005, the Company entered into a $5,837 equipment promissory term note. The note is due in equal monthly installments of principal and interest of $97 through November 2008. The note bears interest at the bank’s reference rate plus 1% and is collateralized by equipment acquired in the

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

Wire Technology, Inc. transaction. The note includes certain restrictive financial covenants relating to minimum debt service coverage ratio, maximum total leverage ratio, minimum net income, maximum capital expenditures and contains cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver and amendment for the maximum capital expenditures covenant violation.

(8) In November 2002, the Company entered into a master lease, as amended, under which the Company may finance a series of individual leases up to $4,500. The individual leases bear interest at various rates ranging between 4.09% and 6.59% and are due in varying monthly payments through October 2009. The master lease requires the Company to meet certain restrictive financial covenants related to minimum fixed charge coverage ratio, maximum total leverage coverage ratio and contains cross-default provisions. At December 31, 2005, the Company was in violation of certain covenants. On March 28, 2006, the Company obtained a waiver for the violations of the fixed charge coverage ratio and the maximum total leverage ratio.

(9) In September 2005, the Company entered into a capital lease obligation for $4,093. The capital lease is payable in equal monthly principal installments of $68 through September 2010 and bears interest at the 30-day LIBOR rate plus 3.75%.

(10) In December 2005, the Company entered into a capital lease obligation for $1,468. The capital lease is payable in equal monthly principal installments of $24 through December 2010 and bears interest at the 30-day LIBOR rate plus 3.75%.

(11) In September 2006, the Company entered into a capital lease obligation for $1,745. The capital lease is payable in equal monthly principal installments of $29 through September 2011 and bears interest at the 30-day LIBOR rate plus 3.40%.

Subordinated Debt

(12) In March 2005, the Company entered into a senior subordinated term note, as amended, for $10,000. Borrowings under the subordinated term note bear interest at the bank’s reference rate plus 5% and 6% payable-in-kind (“PIK”). The note matures in March 2008. Total accrued PIK interest on December 31, 2006 and 2005, was $836 and $182, respectively. The note requires the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The note also contains subjective acceleration and cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 15, 2007, the Company obtained a waiver for the maximum capital expenditures covenant violation.

(13) In March 2005, the Company entered into a junior subordinated term note, as amended, for $12,000. Borrowings under the junior subordinated term note bear interest at a fixed rate of 8% and 12% PIK. The note matures on March 24, 2009. Total accrued PIK interest on December 31, 2006 and 2005, was $2,756 and $1,074, respectively. The note requires the Company to meet certain restrictive financial covenants relating to minimum debt service coverage ratio, minimum net income, maximum total leverage ratio, maximum capital expenditures and operating lease commitment. The note also contains subjective acceleration and cross-default provisions. At December 31, 2006, the Company was in violation of one of its covenants. On February 12, 2007, the Company obtained a waiver for the maximum capital expenditures covenant violation.

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

Aggregate maturities of long-term debt are as follows:

	Capital	Long-Term
	Lease	Debt	Total

2007	$4,665	$4,344	$9,009
2008	6,066	20,366	26,432
2009	2,024	16,315	18,339
2010	1,617	1,623	3,240
2011	338	—	338

	14,710	42,648	57,358
Interest	1,739	—	1,739

	$12,971	$42,648	$55,619

7.	Commitments

The Company leases manufacturing and office facilities from an entity owned by a related party. The lease term extends through December 2013 with an option to renew for two additional five-year periods. Monthly payments under the lease are $54. The lease provides for a fair market value limited purchase option that applies on December 31, 2008, if not previously exercised. Total rent expense was $1,883, $1,077 and $1,406 for the years ended December 31, 2006, 2005 and 2004, respectively, including rent to the entity owned by the related party in the Company of $990, $642 and $603 for the respective years.

Future minimum lease payment obligations at December 31, 2006, are as follows:

	Related
Year	Party	Other	Total

2007	$990	$693	$1,683
2008	990	544	1,534
2009	990	544	1,534
2010	990	544	1,534
2011	990	443	1,433
Thereafter	1,979	318	2,297

	$6,929	$3,086	$10,015

Effective June 15, 2004, the Company subleases a portion of a facility to an unrelated party. The lease term extends through June 14, 2014, with an option to renew for two additional five-year periods. Monthly payments under the sublease are $9.

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

Future minimum rental income under the lease at December 31, 2006, is as follows:

Year

2007	$104
2008	104
2009	104
2010	104
2011	104
Thereafter	257

$777

8.	Employee Benefit Plan

The Company sponsors a defined contribution plan covering substantially all of its employees. Employee contributions of 6% of eligible compensation are matched 50% by the Company. The Company contributed $407, $182 and $153 to the plan for the years ended December 31, 2006, 2005 and 2004, respectively.

9.	Customer Concentration

During 2006, the Company had two customers representing 22% and 10% of accounts receivable and 13% and 8% of net sales. No customer concentration existed in 2005 or 2004.

10.	Business Credit Concentration

For the years ended December 31, 2006, 2005 and 2004, the Company had the following vendor purchases and accounts payable concentrations:

	2006		2005		2004
	Net	Accounts	Net	Accounts	Net	Accounts
	Purchases	Payable	Purchases	Payable	Purchases	Payable

Vendor A	30%	29%	36%	37%	55%	43%
Vendor B	30	48	28	18	24	19
Vendor C	16	1	9	7	9	13

11.	Contingencies

From time to time, the Company is subject to various legal actions and claims arising during the normal course of operations, including product liability claims. While the outcome of any claims could have a material impact on the Company’s financial results in a particular period, in the opinion of management, the ultimate resolution of any such legal actions and claims will not have a material effect on the Company’s financial position, results of operations or cash flows.

12.	Related Party Transaction

As previously discussed in Note 7, the Company leases manufacturing and office facilities from a related party.

The Company has a contract with the related party to provide for shipping (transporting) products to customers. The Company made payments of $165, $196 and $143 to the related party for the years ended

Copperfield, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)
(in thousands of dollars)

December 31, 2006, 2005 and 2004, respectively. The contract has no fixed minimum volume level requirements.

The Company pays an annual management fee to a related party. For the years ended December 31, 2006, 2005 and 2004, the Company paid $163, $163 and $100, respectively, in management fees to an affiliate of the majority member interest holder.

13.	Subsequent Events

On March 12, 2007, the Company entered into a definitive agreement to sell the equity interests of the Company to Coleman Cable, Inc. (“Coleman”) for $213,000 in cash. Coleman, based in Waukegan, Illinois, is a designer, developer, manufacturer and supplier of electrical wire and cable products in the United States.